Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350
Attention Business Editors:
Scotiabank Closes Transaction to Buy Chile’s Seventh-Largest Bank
     SANTIAGO and TORONTO, Nov. 26 /CNW/ — Scotiabank today announced it has closed a US$1.02 billion transaction to acquire Banco del Desarrollo, Chile’s seventh largest bank. Scotiabank acquired 19,845,247 or 99.5 per cent of Banco del Desarrollo shares, valued at $51.79 per share.
     “Chile is one of the most dynamic and developed markets in South America,” said Rick Waugh, Scotiabank’s President and CEO. “We have a long and strong history of serving the Chilean market. The addition of Banco del Desarrollo fits with our strategy of driving sustainable revenue growth by building our presence in countries where we have existing operations.”
     Jim Callahan, Senior Vice-President and General Manager, Scotiabank Sud Americano, added: “As an international bank with 175 years of experience, we are optimistic about Scotiabank’s future in Chile and confident this acquisition will complement our level of customer service. Scotiabank is known throughout the region for its stability, strong customer focus and in particular, dedication to the communities it serves.”
     With total assets of more than US$5.7 billion, Banco del Desarrollo has a nationwide network of 74 branches. It specializes in mid-market commercial lending, small business and micro business lending, as well as consumer finance.
     Scotiabank’s Chilean subsidiary, Scotiabank Sud Americano, has total assets of US$4.4 billion and 57 branches providing services in retail banking and personal lending, wealth management, corporate and investment banking services, commercial lending and insurance.
     The combined operations will create Chile’s sixth largest bank. At a meeting of the new Board of Directors today, Sergio Concha, a Chilean banker with nearly 30 years experience serving Central and Latin America, was named the new General Manager of Banco de Desarrollo.
     “All of us at Scotiabank welcome these new customers and the employees that will join us in the Scotiabank family,” said Mr. Concha. “We are deeply committed to providing employees with a great place to work and to delivering the highest level of expertise and service to our customers.”
     Banco del Desarrollo was founded with a mission to support community and social development, providing banking services to small and medium-sized companies, community organizations and individuals entering the financial services market. Scotiabank shares Banco del Desarrollo’s commitment to serving these markets and to helping all customers become financially better off.
     Scotiabank first entered the Chilean market in 1990 with a 25 per cent stake in Banco Sud Americano. In 2000, it increased its ownership to 98.8 per cent and, in 2001, re-branded the subsidiary as Scotiabank Sud Americano.
     Scotiabank is one of North America’s premier financial institutions and Canada’s most international bank. With almost 60,000 employees, Scotiabank Group and its affiliates serve approximately 12 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With $408 billion in assets (as at July 31, 2007), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information please visit www.scotiabank.com.

-0-	11/26/2007

/For further information: Krista Pawley, Scotiabank, (416) 866-3703, or krista_pawley@scotiacapital.com; or Juanita Rodriguez, Scotiabank, XXXXXXXXXXXXXXX or jrodriguez@scotiabank.cl/
(BNS. BNS)

CO:	Scotiabank
ST:	Ontario
IN:	FIN
SU:	TNM

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